================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                            Zhone Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98950P 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================



                               Page 1 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 2 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Stewart Alsop II
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 2 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 3 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 3 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 4 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Nancy L. Dorman
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 4 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 5 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Ronald Kase
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 5 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 6 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 6 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 7 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Thomas C. McConnell
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 7 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 8 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter T. Morris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 8 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 9 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 9 of 18 pages

=====================                                        ===================
CUSIP NO. 98950P 10 8                 13D                    PAGE 10 OF 18 PAGES
=====================                                        ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,030,666 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,030,666 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,030,666 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.0%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 10 of 18 pages

                                  Schedule 13D


ITEM 1.     SECURITY AND ISSUER.

            This Schedule 13D relates to the common stock, par value $0.001 per share (the "Zhone Common Stock"), of Zhone Technologies, Inc., a Delaware corporation formerly known as Tellium, Inc. ("Zhone"). The principal executive offices of Zhone are located at 7001 Oakport Street, Oakland, California 94621.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Schedule 13D is being filed jointly by Stewart Alsop II ("Alsop"), Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), Ronald Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry") (collectively, the "Reporting Persons" and the "General Partners"). Each of the General Partners are individual general partners of NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), NEA Partners 9, Limited Partnership ("NEA Partners 9") and NEA Partners 10, Limited Partnership ("NEA Partners 10") (collectively, the "GPLPs"). NEA Partners VIII is the sole general partner of New Enterprise Associates VIII, Limited Partnership ("NEA VIII"). NEA Partners 9 is the sole general partner of New Enterprise Associates 9, Limited Partnership ("NEA 9"). NEA Partners 10 is the sole general partner of New Enterprise Associates 8A, Limited Partnership ("NEA 8A") (collectively, the "Funds").

            The address of the principal business office of Dorman and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Alsop, Kase, Kramlich, McConnell, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

            The principal business of NEA VIII, NEA 9 and NEA 8A is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 is to act as the sole general partner of NEA VIII, NEA 9 and NEA 8A respectively. The principal business of each of the General Partners is to act as a general partner of NEA Partners VIII, NEA Partners 9, NEA Partners 10 and a number of affiliated partnerships with similar businesses.

            None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            All of the GPLPs and the Funds are limited partnerships organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

                               Page 11 of 18 pages

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On November 13, 2003, Zhone completed a merger with ZTI Merger Subsidiary III, Inc., a Delaware corporation formerly known as Zhone Technologies, Inc. ("ZTI"). The stock-for-stock merger was completed pursuant to an Agreement and Plan of Merger, dated July 27, 2003 (the "Merger Agreement"), among Zhone, Zebra Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Zhone ("Merger Sub"), and ZTI, providing for the merger of Merger Sub with and into ZTI (the "Merger"). Upon completion of the Merger, ZTI became a wholly owned subsidiary of Zhone, and the combined company issued an aggregate of approximately 46.4 million shares of Zhone Common Stock to the stockholders of ZTI and assumed ZTI's outstanding options and warrants. Pursuant to the Merger Agreement, each outstanding share of ZTI common stock, par value $0.001 per share (the "ZTI Common Stock"), was exchanged for 0.47 of a share of Zhone Common Stock (after giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger).

            In connection with the Merger, NEA VIII acquired 1,817,129 shares of Zhone Common Stock in exchange for 3,866,232 shares of ZTI Common Stock beneficially owned by it as of the effective date of the Merger; NEA 9 acquired 3,359,908 shares of Zhone Common Stock in exchange for 7,148,741 shares of ZTI Common Stock beneficially owned by it as of the effective date of the Merger and NEA 8A acquired 853,629 shares of Zhone Common Stock in exchange for 1,816,232 shares of ZTI Common Stock beneficially owned by it as of the effective date of the Merger. On the effective date of the Merger, there was no market for the ZTI Common Stock, and the closing price of the Zhone Common Stock was $1.69 per share (as reported on the NASDAQ SmallCap Market, prior to giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger).

ITEM 4.     PURPOSE OF TRANSACTION.

            See Item 3 which is incorporated by reference herein.

            NEA acquired the Zhone Common Stock for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of Zhone and other factors, the Reporting Persons, the Funds and the GPLPs may dispose of or acquire additional shares of Zhone.

            Pursuant to a Letter Agreement between NEA VIII and Zhone, Kramlich has been designated by NEA VIII to serve on Zhone's Board of Directors. See Item 6 for a description of the Letter Agreement.

            Except as described herein and in Item 6 below, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                               Page 12 of 18 pages

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j)   Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) NEA VIII, NEA 9 and NEA 8A hold of record an aggregate of 1,817,129, 3,359,908 and 853,629 shares of Zhone Common Stock, respectively. These shares represent 2.4%, 4.4% and 1.1%, respectively, of the outstanding shares of Zhone Common Stock, based on an aggregate of approximately 75.6 million shares of Zhone Common Stock outstanding, which is comprised of (1) 116,901,954 shares of Zhone Common Stock outstanding as of September 30, 2003 (prior to giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger, which after the reverse stock split would be approximately 29,225,488 shares of Zhone Common Stock), as reported in Zhone's Quarterly Report on Form 10-Q (File No. 000-32743) filed with the Securities and Exchange Commission ("SEC") on November 13, 2003, plus (2) approximately 46.4 million shares of Zhone Common Stock issued in connection with the Merger (after giving effect to Zhone's one-for-four reverse stock split effected in connection with the Merger), as reported in Zhone's Current Report on Form 8-K (File No. 000-32743) filed with the SEC on November 17, 2003. Each of the Reporting Persons, except the Funds, disclaim beneficial ownership of the Record Shares.

            (b)   Regarding the number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                               Page 13 of 18 pages

                        0 shares for each Reporting Person.

                 (ii)   shared power to vote or to direct the vote:

                        6,030,666 for each Reporting Person.

                (iii)   sole power to dispose or to direct the disposition:

                        0 shares for each Reporting Person.

                 (iv)   shared power to dispose or to direct the disposition:

                        6,030,666 shares for each Reporting Person.

            (c) Except as described in Item 3, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

            (d) Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by NEA VIII, NEA 9 and NEA 8A.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            In connection with the Merger, NEA VIII, NEA 9 and NEA 8A entered into a Voting Agreement dated July 27, 2003 (the "Voting Agreement") with Zhone and Merger Sub. Under the Voting Agreement, each of NEA VIII, NEA 9 and NEA 8A agreed to vote in favor of the adoption of the Merger Agreement and, for a period of 180 days following the Merger, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, including by the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any Zhone Common Stock received in the Merger, or publicly announce an intention to effect any such transaction. The foregoing restrictions do not apply to (1) transfers of Zhone Common Stock as bona fide gifts, (2) distributions of Zhone Common Stock to partners, members, stockholders, subsidiaries, affiliates, affiliated partnerships or other affiliated entities,
(3) transfers of Zhone Common Stock by will or intestacy, and (4) transfers of Zhone Common Stock to immediate family or certain trusts, provided that in the case of any such transfer or distribution, each donee or distributee executes and delivers to Zhone a valid and binding counterpart to the voting agreement.

            NEA VIII, NEA 9 and NEA 8A also entered into a Second Restated Rights Agreement dated November 13, 2003 (the "Rights Agreement") with Zhone and certain stockholders of Zhone. Under the Rights Agreement, at any time after six months following the Merger, the stockholders have the right to demand that Zhone register the sale of all or a portion of their shares of Zhone Common Stock. Zhone is obligated to effect a maximum of two registrations in response to these demand registration rights. If Zhone is eligible to file a registration statement on Form S-3, the stockholders have the right to demand, no more than two times in any 12-month period, that Zhone register the sale of all or a portion of their shares on Form S-3. In addition, the stockholders have piggyback registration rights if Zhone registers any securities for public sale, provided that, in an underwritten offering, the underwriters

                               Page 14 of 18 pages
will have the right, subject to specified conditions, to limit the number of shares to be included in the registration statement. In general, Zhone will pay all expenses relating to any demand or piggyback registration. The registration rights will expire seven years after the closing date of the Merger, or earlier for a particular stockholder, if that holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act of 1933, as amended.

            In addition, NEA VIII and Zhone entered into a Letter Agreement dated November 13, 2003 (the "Letter Agreement"), under which Zhone will nominate one designee of NEA VIII for election to Zhone's board of directors at any annual or special meeting or in any other action taken for the purpose of electing directors to Zhone's board of directors, so long as NEA VIII and its affiliates own at least 50% of the shares of Zhone Common Stock issued to NEA VIII in the Merger. The initial designee of NEA VIII is Kramlich. The Letter Agreement also provides that Zhone will not increase the size of its board of directors beyond nine without the consent of NEA VIII and that Zhone will appoint NEA VIII's designee to its nominating and corporate governance committee, subject to such designee satisfying the independence and other requirements under applicable laws, rules and regulations. The Letter Agreement expires upon NEA VIII and its related funds and affiliates owning less than 50% of the shares of Zhone Common Stock issued to NEA VIII in the Merger, or earlier upon a liquidation, bankruptcy or change in control of Zhone.

            Except for the agreements listed in Item 7, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of them and any other person with respect to any securities of Zhone, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     EXHIBITS.

Exhibit 1       Agreement regarding the filing of joint Schedule 13D.

Exhibit 2       Powers of Attorney regarding Schedule 13D filings.

Exhibit 3* Voting Agreement dated July 27, 2003 among Zhone, Merger Sub and certain stockholders of ZTI.

Exhibit 4 Second Restated Rights Agreement dated November 13, 2003 among Zhone and certain stockholders of Zhone.

Exhibit 5       Letter Agreement dated November 13, 2003 between Zhone and NEA
                VIII.

-----------------------

* Incorporated by reference to Zhone's Registration Statement on Form S-4 (File No. 333-108019), as amended, filed with the SEC on August 15, 2003.



                               Page 15 of 18 pages

                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:       November 24, 2003







         *
-------------------------------------------
Stewart Alsop II


         *
-------------------------------------------
Peter J. Barris


         *
-------------------------------------------
Nancy L. Dorman


         *
-------------------------------------------
Ronald Kase


         *
-------------------------------------------
C. Richard Kramlich


         *
-------------------------------------------
Thomas C. McConnell


         *
-------------------------------------------
Peter T. Morris


         *
-------------------------------------------
Charles W. Newhall III


         *
-------------------------------------------
Mark W. Perry



                                            */s/ Louis S. Citron
                                            ------------------------------------
                                            Louis S. Citron
                                            As attorney-in-fact




                               Page 16 of 18 pages

                                                                       EXHIBIT 1
                                                                       ---------


                                    AGREEMENT

            Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Zhone Technologies, Inc.

            EXECUTED this 24th day of November, 2003.



         *
-------------------------------------------
Stewart Alsop II


         *
-------------------------------------------
Peter J. Barris


         *
-------------------------------------------
Nancy L. Dorman


         *
-------------------------------------------
Ronald Kase


         *
-------------------------------------------
C. Richard Kramlich


         *
-------------------------------------------
Thomas C. McConnell


         *
-------------------------------------------
Peter T. Morris


         *
-------------------------------------------
Charles W. Newhall III


         *
-------------------------------------------
Mark W. Perry


                                            */s/ Louis S. Citron
                                            ------------------------------------
                                            Louis S. Citron
                                            As attorney-in-fact


This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Zhone Technologies, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.

                               Page 17 of 18 pages

                                                                       EXHIBIT 2
                                                                       ---------
                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                            /s/ Stewart Alsop II
                                            ------------------------------------
                                            Stewart Alsop II

                                            /s/ Peter J. Barris
                                            ------------------------------------
                                            Peter J. Barris

                                            /s/ Nancy L. Dorman
                                            ------------------------------------
                                            Nancy L. Dorman

                                            /s/ Ronald Kase
                                            ------------------------------------
                                            Ronald Kase

                                            /s/ C. Richard Kramlich
                                            ------------------------------------
                                            C. Richard Kramlich

                                            /s/ Arthur J. Marks
                                            ------------------------------------
                                            Arthur J. Marks

                                            /s/ Thomas C. McConnell
                                            ------------------------------------
                                            Thomas C. McConnell

                                            /s/ Peter T. Morris
                                            ------------------------------------
                                            Peter T. Morris

                                            /s/ John M. Nehra
                                            ------------------------------------
                                            John M. Nehra

                                            /s/ Charles W. Newhall III
                                            ------------------------------------
                                            Charles W. Newhall III

                                            /s/ Mark W. Perry
                                            ------------------------------------
                                            Mark W. Perry

                                            /s/ Scott D. Sandell
                                            ------------------------------------
                                            Scott D. Sandell


                               Page 18 of 18 pages

                                                                       EXHIBIT 4
                                                                       ---------

                            ZHONE TECHNOLOGIES, INC.

                        SECOND RESTATED RIGHTS AGREEMENT
                        --------------------------------


     THIS SECOND RESTATED RIGHTS AGREEMENT is entered into as of [Closing Date of Merger], by and among Zhone Technologies, Inc., a Delaware corporation (the "Company"), the undersigned holders of Series AA Preferred Stock (the "Series AA Preferred Stockholders") and Series B Preferred Stock (the "Series B Preferred Stockholders") of the Company (collectively, the "Preferred Stockholders"), and Mory Ejabat, Jeanette Symons and Robert Dahl (each a "Founder" and collectively, the "Founders").

                                    RECITALS:
                                    ---------

     A. The Company has entered into an Agreement and Plan of Merger, dated as of July 27, 2003 (the "Merger Agreement"), by and among the Company, Tellium, Inc. ("Tellium") and Zebra Acquisition Corp. ("Merger Sub"), providing for, among other things, the merger of Merger Sub with and into the Company (the "Merger"), with the Company surviving as a wholly owned subsidiary of Tellium.

     B. Upon the consummation of the Merger, which is expected to occur on the date of this Agreement (the "Merger Closing Date"), each share of Common Stock and Preferred Stock of the Company will be converted into the right to receive a certain number of shares of Common Stock of Tellium according to a formula set forth in the Merger Agreement.

     C. Immediately following the Merger, the name of Tellium will be changed to Zhone Technologies, Inc. (hereinafter the "Company" shall refer to Zhone Technologies, Inc. after the Merger (formerly Tellium, Inc.)).

     D. Following the consummation of the Merger and the name change as described above, Zhone will be a publicly-traded company with shares listed on the Nasdaq National Market and subject to the public reporting obligations set forth in the Securities Exchange Act of 1934. As a result, the parties to this Agreement agree that the Merger shall be considered to be a "Qualified IPO", as that term was defined in the Restated Rights Agreement, dated as of February 12, 2003, by and among the Company and the other parties thereto.

     E. The parties desire to amend and restate this Rights Agreement, as provided herein, to clarify the rights and obligations of the parties with respect to the Company following the Merger.

                                   AGREEMENT:
                                   ----------

     NOW, THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained herein, the parties agree as follows:

     1. Registration Rights.
        --------------------

     1.1 DEFINITIONS. As used in this Agreement, the following terms shall have the following respective meanings:

          (a) The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of the effectiveness of such registration statement.

          (b) The term "Registrable Securities" means (i) any and all shares of Common Stock of the Company issued or issuable in connection with the Merger to the former holders of Preferred Stock of Zhone, including warrants and options exercisable therefor or convertible securities convertible thereunto, (ii) except for Sections 1.1(d), 1.2, 1.4, 1.9 and 2.1, the Founder Shares (as defined in subsection (e) below), (iii) stock issued in lieu of the securities referred to in (i) and (ii) above in any reorganization or (iv) stock issued in respect of the stock referred to in (i), (ii) and (iii) above and this clause
(iv) as a result of a stock split, stock dividend, recapitalization or the like (collectively, a "Recapitalization Event"), but excluding any such Common Stock that has been (i) registered under the Securities Act pursuant to an effective registration statement for resale of securities filed thereunder and disposed of in accordance with the registration statement covering them, (ii) subject to
Section 1.10, disposed of pursuant to an exemption to the registration requirements under the Securities Act or (iii) publicly sold pursuant to Rule 144 or Rule 145 under the Securities Act.

          (c) The terms "Holder" or "Holders" mean(s) any person or persons to whom Registrable Securities were originally issued or qualifying transferees under subsection 1.10 hereof who hold Registrable Securities.

          (d) The term "Initiating Holders" means any Holder or Holders of twenty percent (20%) or greater of the Registrable Securities then held by the Holders.

          (e) The term "Founder Shares" shall mean any and all shares of Common Stock of the Company issued to the Founders in connection with the Merger, but excluding any such Common Stock that has been (i) registered under the Securities Act pursuant to an effective registration statement for resale of securities filed thereunder and disposed of in accordance with the registration statement covering them, (ii) subject to Section 1.10, disposed of pursuant to an exemption to the registration requirements under the Securities Act or (iii) publicly sold pursuant to Rule 144 or Rule 145 under the Securities Act.

          (f) The term "SEC" means the Securities and Exchange Commission.

          (g) The term "Registration Expenses" shall mean all expenses incurred by the Company in complying with any single registration effected pursuant to subsections 1.2, 1.3 and 1.4 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, reasonable fees and expenses of one special counsel for all selling stockholders up to One Hundred Fifty Thousand Dollars ($150,000), blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

          (h) The term "Material Adverse Change" shall mean any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances, has or is reasonably likely to have, any material adverse effect on the assets, liabilities, operations, business, competitive position, prospects, results of operations or condition (financial or otherwise) of the Company and its subsidiaries taken as a whole; PROVIDED, HOWEVER that none of the following shall be deemed to constitute a Material Adverse Change: any change, effect or circumstance that results from conditions affecting the U.S. economy or the world economy.

          (i) The term "Person" means any natural person, partnership (whether limited or general), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative entity.

     1.2 Demand Registration.
         -------------------

          (a) REQUEST FOR REGISTRATION. In case the Company shall receive from Initiating Holders a written request that the Company effect any registration, qualification or compliance with respect to Registrable Securities with an anticipated aggregate offering price before deduction of standard underwriting discounts and commissions, in excess of Five Million Dollars ($5,000,000), the Company will:

               (i) promptly give written notice of the proposed registration, qualification or compliance to all other Holders; and

               (ii) as soon as practicable, use its best efforts to effect all such registrations, qualifications and compliances (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualifications under the applicable blue sky or other state securities laws and appropriate compliance with exemptive regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Initiating Holder's or Initiating Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request given within thirty (30) days after receipt of such written notice from the Company; PROVIDED, THAT the Company shall not be obligated to take any action to effect such registration, qualification or compliance pursuant to this subsection 1.2:

                    (A) at any time prior to six (6) months following the Merger Closing Date;

                    (B) in any particular jurisdiction in which the Company would be required to execute a general qualification or compliance unless the Company is already subject to service in such jurisdiction and except as required by the Securities Act; or

                    (C) after the Company has effected two (2) such registrations pursuant to this subsection 1.2(a) and such registrations have been declared or ordered effective.

     Subject to the foregoing clauses (A) through (C), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practical, but in any event within ninety (90) days after receipt of the request or requests of the Initiating Holders; PROVIDED, HOWEVER, that if the Company shall furnish to such Initiating Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors it would be detrimental to the Company and its stockholders for such registration statement to be filed at the date filing would be required and it is therefore essential to defer the filing of such registration statement, the Company shall have an additional period of not more than sixty (60) days after the expiration of the initial ninety (90) day period within which to file such registration statement; PROVIDED, THAT the Company may not use this right more than once in any twelve (12) month period. The Company shall use its best efforts to cause such registration statement to remain effective for at least one hundred twenty (120) days, or until the distribution described in the registration statement has been completed, whichever occurs first. In the event the Company does not perform its obligations set forth in the preceding sentence, then such registration shall not be deemed effected for the purposes of the limitations set forth in Section 1.2(a)(ii)(C).

          (b) UNDERWRITING. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as part of their request made pursuant to subsection 1.2 and the Company shall include such information in the written notice referred to in subsection 1.2(a)(i). In such event, the underwriter shall be selected by a majority in interest of the Initiating Holders and shall be reasonably acceptable to the Company. The right of any Holder to registration pursuant to subsection 1.2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters. Notwithstanding any other provision of this subsection 1.2, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, the Initiating Holders shall so advise all Holders participating in the registration, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all such Holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. Any Registrable Securities which are excluded from the underwriting by reason of the underwriter's marketing limitation or withdrawn from such underwriting shall be withdrawn from such registration.

          (c) COMPANY SHARES. If the managing underwriter has not limited the number of Registrable Securities to be underwritten, the Company may include securities for its own account or for the account of others in such registration if the managing underwriter so agrees and if the number of Registrable Securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

     1.3 Company Registration.
         --------------------

          (a) REGISTRATION. If at any time or from time to time, the Company shall determine to register any of its securities, for its own account or the account of any of its stockholders (other than a registration (A) on Form S-1 or S-8 or successor forms relating solely to employee stock option or purchase plans, (B) on Form S-4 relating solely to an SEC Rule 145 transaction or (C) a registration on any other form or successor forms the use of which is not appropriate for the sale of Registrable Securities), the Company will:

               (i) promptly give to each Holder written notice thereof; and

               (ii) include in such registration (and compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within twenty (20) days after receipt of such written notice from the Company by any Holder or Holders, except as set forth in subsection 1.3(b) below.

          (b) UNDERWRITING. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the Holders as a part of the written notice given pursuant to subsection 1.3(a)(i). In such event the right of any Holder to registration pursuant to subsection 1.3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the other stockholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company. Notwithstanding any other provision of this subsection 1.3, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the number of Registrable Securities to be included in the registration and underwriting; PROVIDED, HOWEVER in no event shall the amount of Registrable Securities of the Holders included in the offering be reduced below thirty percent (30%) of the total amount of securities included in such offering, unless the Holders holding a majority of the Registrable Securities consent in writing to such a reduction. In the event of a cutback by the managing underwriter of the number of Registrable Securities to be included in the registration and underwriting, the Company shall advise all Holders of Registrable Securities which would otherwise be registered and underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated first among all of such Holders, excluding the Holders of Founder Shares, in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders as of the date of the notice pursuant to subsection 1.3(a)(i). If, after such Holders participate to the full extent they desire in such registration and underwriting, the managing underwriter determines that additional shares of Registrable Securities may be included, the number of such shares shall be allocated among all of the Holders of Founder Shares in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders of Founder Shares. If any Holder disapproves of the terms of the underwriting, he or she may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

     1.4 FORM S-3. In addition to the rights and obligations set forth in subsections 1.2 and 1.3 above, if Initiating Holders request that the Company file a registration statement on Form S-3 (or any successor to Form S-3) for a public offering of Registrable Securities, and the Company is then a registrant entitled to use Form S-3 to register shares for such an offering, the Company will: (i) promptly give written notice of the proposed registration, qualification or compliance to all other Holders; and (ii) as soon as practicable, use its best efforts to effect all such registrations, qualifications and compliances (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualifications under the applicable blue sky or other state securities laws and appropriate compliance with exemptive regulations issued under the Securities Act and any other governmental requirements or regulations) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Initiating Holder's or Initiating Holders' Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request given within thirty (30) days after receipt of such written notice from the Company. The Company shall use its best efforts to cause such registration statement to remain effective for at least one hundred twenty (120) days, or until the distribution described in the registration statement has been completed, whichever occurs first; PROVIDED, HOWEVER the Company shall not be required to effect a registration pursuant to this subsection 1.4:

          (a) at any time prior to six (6) months following the Merger Closing Date;

          (b) in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

          (c) if the Company, within ten (10) days of the receipt of the request of the Initiating Holders, gives notice of its bona fide intention to effect the filing of a registration statement with the SEC within forty-five (45) days of receipt of such request (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of Registrable Securities);

          (d) during a period of ninety (90) days following the effective date of any registration statement filed under the Securities Act (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of Registrable Securities);

          (e) if the Company has effected two (2) registrations pursuant to this subsection 1.4 within the previous twelve (12) months, PROVIDED, HOWEVER, in the event the Company does not exercise best efforts to cause a registration statement to remain effective for at least one hundred twenty (120) days, or until the distribution is completed, whichever occurs first, then such registration shall not be deemed effected for the purposes of the limitations of this Section 1.4(d); or

          (f) if the Company shall furnish to such Initiating Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be detrimental to the Company and its stockholders for such registration statement to be filed on or before the date filing would be required and it is therefore essential to defer the filing of such registration statement, in which case the Company shall have the right to defer such filing for a period of not more than ninety (90) days after the furnishing of such a certificate of deferral, PROVIDED that the Company may not defer such filing pursuant to this subsection 1.4 more than once in any twelve (12) month period.

     In the event such Initiating Holders propose to offer the shares of Registrable Securities pursuant to this subsection 1.4 by means of an underwriting, the proposed underwriter(s) shall be selected by a majority in interest of the Initiating Holders and shall be reasonably acceptable to the Company. In such event, the right of any Holder to registration pursuant to subsection 1.4 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder) to the extent provided herein. The Company shall (together with all Holders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters. Notwithstanding any other provision of this subsection 1.4, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, the Initiating Holders shall so advise all Holders participating in the registration, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all such Holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. Any Registrable Securities which are excluded from the underwriting by reason of the underwriter's marketing limitation or withdrawn from such underwriting shall be withdrawn from such registration.

     1.5 EXPENSES OF REGISTRATION. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this
Section 1 shall be borne by the Company except as follows:

          (a) The Company shall not be required to pay for Registration Expenses of any registration proceeding begun pursuant to subsection 1.2, the request for which has been subsequently withdrawn by the Initiating Holders, in which latter such case, such expenses shall be borne pro rata by the Holders requesting such withdrawal. Notwithstanding the foregoing, the Company shall be required to pay for Registration Expenses of any registration proceeding begun pursuant to subsection 1.2 if the request for such registration proceeding has been withdrawn (i) by the Initiating Holders at the Company's request, (ii) due to the occurrence of a Material Adverse Change or (iii) when the Initiating Holders agree to forfeit one (1) other registration for which the Company would be obligated to pay expenses.

          (b) The Company shall not be required to pay fees or disbursements of legal counsel other than the fees and disbursements of one special counsel selected by a majority of the participating Holders.

          (c) The Company shall not be required to pay Registration Expenses for more than two (2) registrations pursuant to subsection 1.2.

          (d) The Company shall not be required to pay Registration Expenses for more than six (6) registrations pursuant to subsection 1.4.

          (e) The Company shall not be required to pay underwriters' fees, discounts or commissions relating to Registrable Securities.

     1.6 REGISTRATION PROCEDURES. In the case of each registration, qualification or compliance effected by the Company pursuant to this Rights Agreement, the Company will keep each Holder participating therein advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. Except as otherwise provided in subsection 1.5, at its expense the Company will:

          (a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities (drafts of which shall be provided to the Holders for the sole purpose of confirming the accuracy of the information therein relating to each such Holder) and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for up to one hundred twenty (120) days.

          (b) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement (drafts of which shall be provided to the Holders for the sole purpose of confirming the accuracy of the information therein relating to each such Holder).

          (c) Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

          (d) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

          (e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

          (f) Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

     1.7 INDEMNIFICATION.

          (a) The Company will indemnify each Holder of Registrable Securities and each of its officers, directors, members and partners, and each Person controlling any such Person, with respect to which such registration, qualification or compliance has been effected pursuant to this Rights Agreement, and each underwriter, broker or dealer, if any, and each Person who controls any underwriter, broker or dealer of the Registrable Securities held by or issuable to such Holder, against all claims, losses, expenses, damages and liabilities (or actions in respect thereto) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, or any violation or alleged violation by the Company of the Securities Act, the Securities Exchange Act of 1934, as amended ("Exchange Act"), or any state securities law applicable to the Company or any rule or regulation promulgated under the Securities Act, the Exchange Act or any such state law and relating to action or inaction required of the Company in connection with any such registration, qualification of compliance, and will reimburse each such Holder, each of its officers, directors, members and partners, and each Person controlling any such Person, each such underwriter, broker or dealer and each Person who controls any such underwriter, broker or dealer, within a reasonable amount of time after incurred for any reasonable legal and any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 1.7(a) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld); and PROVIDED, FURTHER that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability arises out of or is based solely on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Holder or underwriter, broker or dealer specifically for use therein.

          (b) Each Holder will, if Registrable Securities held by or issuable to such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter, broker or dealer, if any, of the Company's securities covered by such a registration statement, each person who controls the Company within the meaning of the Securities Act, and each other such Holder, each of its officers, directors, members and partners and each Person controlling such Person, against all claims, losses, expenses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company, such Holders, such directors, officers, partners, members, Persons or underwriters, brokers or dealers for any reasonable legal or any other expenses incurred in connection with investigating, defending or settling any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance solely upon and in conformity with written information furnished to the Company by the Holder in an instrument duly executed by such Holder specifically for use therein; PROVIDED, HOWEVER that the indemnity agreement contained in this subsection 1.7(b) shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holder (which consent shall not be unreasonably withheld); and PROVIDED, FURTHER that the total amount for which any Holder shall be liable under this subsection 1.7(b) shall not in any event exceed the aggregate net proceeds received by such Holder from the sale of Registrable Securities held by such Holder in such registration.

          (c) Each party entitled to indemnification under this subsection 1.7 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; PROVIDED, THAT counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at such party's expense; and PROVIDED, FURTHER that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations hereunder, unless such failure resulted in prejudice to the Indemnifying Party; and PROVIDED, FURTHER that an Indemnified Party (together with all other Indemnified Parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          (d) If the indemnification provided for in this Section 1.7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any losses, claims, damages or liabilities referred to herein, the Indemnifying Party, in lieu of indemnifying such Indemnified Party thereunder, shall to the extent permitted by applicable law contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the violation(s) that resulted in such loss, claim, damage or liability, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified

Party shall be determined by a court of law by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; PROVIDED, THAT in no event shall any contribution by a Holder hereunder exceed the net proceeds received from the offering by such Holder.

          (e) The obligations of the Company and Holders under this Section 1.7 shall survive completion of any offering of Registrable Securities in a registration statement and the termination of this Agreement. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

     1.8 INFORMATION BY HOLDER. Any Holder or Holders of Registrable Securities included in any registration shall promptly furnish to the Company such information regarding such Holder or Holders and the distribution proposed by such Holder or Holders as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein.

     1.9 RULE 144 REPORTING. With a view to making available to Holders the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees at all times to:

          (a) make and keep public information available, as those terms are understood and defined in SEC Rule 144;

          (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (c) so long as a Holder owns any Registrable Securities, to furnish to such Holder forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as the Holder may reasonably request in complying with any rule or regulation of the SEC allowing the Holder to sell any such securities without registration.

     1.10 TRANSFER OF REGISTRATION RIGHTS. Holders' rights to cause the Company to register their securities and keep information available, granted to them by the Company under Section 1, may be assigned by any Holder upon the (i) sale or transfer by such Holder to a transferee of any portion of the Registrable Securities held by such Holder in excess of [250,000 X EXCHANGE RATIO, ROUNDED TO NEAREST MULTIPLE OF 50,000] shares of Common Stock (as adjusted for any Recapitalization Event), (ii) transfer of Registrable Securities to an affiliated partnership or other entity or to an affiliate or an associate of such Holder or (iii) transfer of any portion of the Registrable Securities held by such Holder to any other Holder; PROVIDED, THAT the Company is given written notice by such Holder at the time of or within a reasonable time after said transfer, stating the name and address of said transferee and identifying the securities with respect to which such registration rights are being assigned, and further provided that said transferee shall agree to become subject to the obligations of the transferring party hereunder.

     1.11 LIMITATIONS ON SUBSEQUENT REGISTRATION RIGHTS. From and after the date hereof, the Company shall not, without the prior written consent of the Holders of not less than a majority of the Registrable Securities held by all of the Holders then outstanding, enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder to demand any registration or include such securities in any registration filed under subsections 1.2, 1.3 or 1.4 hereof if such inclusion would adversely affect the rights of any Holder under such subsections.

     1.12 TERMINATION OF REGISTRATION RIGHTS. No Holder shall be entitled to exercise any right provided for in this Section 1 after seven (7) years following the Merger Closing Date; PROVIDED, HOWEVER, that a Holder's rights provided for in this Section 1 shall terminate earlier when such Holder may sell all its shares in a three (3) month period under Rule 144 of the Securities Act (without reference to Rule 144(k)).

     2. General.
        -------

     2.1 WAIVERS AND AMENDMENTS. With the written consent of the record or beneficial holders of at least sixty six and two-thirds percent (66K%) of the Registrable Securities, the obligations of the Company and the rights of the parties under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), and with the same consent the Company, when authorized by resolution of its Board of Directors, may enter into a supplementary agreement for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement; PROVIDED, HOWEVER that no modification, amendment or waiver of this Agreement shall adversely affect any Preferred Stockholder in a way different than any other Preferred Stockholder without the first Preferred Stockholder's written consent; PROVIDED, FURTHER, HOWEVER that no such modification, amendment or waiver shall reduce the aforesaid percentage of Registrable Securities without the consent of all of the Holders of the Registrable Securities. Upon the effectuation of each such waiver, consent, agreement of amendment or modification, the Company shall promptly give written notice thereof to the record holders of the Registrable Securities who have not previously consented thereto in writing.

     2.2 GOVERNING LAW. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and to be performed entirely within Delaware.

     2.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. Upon the closing of the Merger, all of the rights and obligations of the Company under this Agreement shall become rights and obligations of Tellium, which shall be renamed "Zhone Technologies, Inc." immediately following the closing of the Merger.

     2.4 ENTIRE AGREEMENT. Notwithstanding the provisions of section 4 of that certain Affiliate Agreement, dated on or about the closing date of the Merger, between Tellium, Inc. and certain of the parties to this Agreement, this Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and this Agreement shall supersede and cancel all prior agreements between the parties hereto with regard to the subject matter hereof.

     2.5 NOTICES, ETC. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand or fax or sent by a nationally recognized overnight courier service with written verification of receipt:

     If to the Company:

     Zhone Technologies, Inc.
     7001 Oakport Street
     Oakland, California 94621
     Attention: President
     (fax no. 510-777-7001)

     with a copy to:

     Gray Cary Ware & Freidenrich LLP
     400 Hamilton Avenue
     Palo Alto, California 94301-1825
     Attention:  Peter M. Astiz, Esq.
     (fax no. 650-833-2001)

     If to a Preferred Stockholder:

     At such address or addresses as may have been furnished to the Company in writing by such Preferred Stockholder.

Notices provided in accordance with this Section 2.5 shall be deemed delivered upon actual receipt.

     2.6 SEVERABILITY. In case any provision of this Agreement shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

     2.7 TITLES AND SUBTITLES. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

     2.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

     2.9 ATTORNEY'S FEES. In the event that any dispute among the Company, any or all Founders and any or all Preferred Stockholders should result in arbitration, the arbitrator may award to one or more of the Prevailing Persons such reasonable attorney fees, costs and expenses, as determined by the arbitrator. Any judgment or order enforcing such arbitration may, in the discretion of the court entering such judgment or order, contain a specific provision providing for the recovery of attorney fees and costs incurred in enforcing such judgment or order and an award of prejudgment interest from the date of the breach at the maximum rate of interest allowed by law. For the purposes of this Section 2.9, "attorney fees" shall include, without limitation, attorney fees incurred in arbitration, post-arbitration order or judgment motions, contempt proceedings, garnishment, levy, and debtor and third party examinations, discovery and bankruptcy litigation. For purposes of this Section 2.9, "Prevailing Person" shall mean any person who is determined by the arbitrator in the proceeding to have prevailed or who prevails by dismissal, default or otherwise.

     2.10 BINDING ARBITRATION. The Company, each Founder and each Preferred Stockholder agree that any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by binding arbitration, and judgment upon the final award may be entered in any court having jurisdiction. The arbitration shall be in Palo Alto, California and in accordance with the Comprehensive Arbitration Rules and Procedures ("Rules") of the Judicial Arbitration and Mediation Services/Endispute in San Francisco, California. Except as otherwise provided in Section 2.9 ("Attorney's Fees") of this Agreement, all fees and expenses of the arbitration shall be borne by the parties equally.

A single arbitrator shall be selected according to the Rules within thirty (30) days of submission of the dispute to the arbitrator. The arbitrator shall conduct the arbitration in accordance with the California Evidence Code. The parties shall allow and participate in discovery in accordance with the California Rules of Civil Procedure for a period of sixty (60) days after the filing of an answer or other responsive pleading. All issues regarding compliance with discovery requests shall be decided by the arbitrator. Any party may seek the arbitrator's permission to take any additional deposition which is necessary to preserve the testimony of a witness who either is, or may become, outside the subpoena power of the arbitrator or otherwise unavailable to testify in the arbitration.

The arbitrator shall have the power to enter any award that could be entered by a Judge of the Superior Court of the State of California sitting without a jury, and only such power, except that the arbitrator shall not have the power to award punitive damages, treble damages or any other damages that do not represent actual damages, even if permitted under the laws of the State of California or any other applicable law.

The parties hereby agree to the Optional Appeal Procedure provided for in the Rules. The final arbitration award may be enforced in any court having jurisdiction over the parties and the subject matter of the arbitration. Notwithstanding the foregoing, the Company, each Founder and each Preferred Stockholder irrevocably submit to the non-exclusive jurisdiction of the Superior Court of the State of California, Santa Clara County, and the United States District Court for the Northern District of California, Branch nearest to Palo Alto, California, in any action to enforce an arbitration award.

The Company, each Founder and each Preferred Stockholder further agree that personal jurisdiction over it may be effected by service of process by registered or certified mail addressed as provided in Section 2.5 of this Agreement, and that when so made shall be as if served upon it personally within the State of California.

                             [Signatures to Follow]

     IN WITNESS WHEREOF, the parties hereby have executed this Agreement on the date first above written.


                                              COMPANY:

                                              Zhone Technologies, Inc.


                                              By:
                                                    Mory Ejabat,
                                                    Chief Executive Officer


                                              ACKNOWLEDGED AND AGREED

                                              TELLIUM, INC.


                                              By:___________________________

                           COUNTERPART SIGNATURE PAGE
                            ZHONE TECHNOLOGIES, INC.
                        SECOND RESTATED RIGHTS AGREEMENT


FOUNDERS
--------

Please print your name and sign to the right.

                                                  Name (Please Print):


                                                  ------------------------------


                                                  Signature:
                                                            --------------------

                           COUNTERPART SIGNATURE PAGE
                            ZHONE TECHNOLOGIES, INC.
                            RESTATED RIGHTS AGREEMENT

PREFERRED STOCKHOLDER
---------------------

If entity:


Please print the legal name of the               Name of Organization:
organization and have an authorized
person sign to the right.                        -------------------------------

                                                 By:
                                                    ----------------------------
                                                       Name (Please Print)

                                                 Title:
                                                       -------------------------










If individual:

Please print your name and sign
to the right.
                                                 Name (Please Print):


                                                 -------------------------------


                                                 Signature:
                                                           ---------------------

                                                                       EXHIBIT 5
                                                                       ---------

November ___, 2003

NEW ENTERPRISE ASSOCIATES VIII, LIMITED PARTNERSHIP


     Re: Letter Agreement re. Nomination of Certain Directors

Ladies and Gentlemen:

     Zhone Technologies, Inc. ("Zhone") has entered into an Agreement and Plan of Merger, dated as of July 27, 2003 (the "Merger Agreement"), by and among Zhone, Tellium, Inc. (the "Company") and Zebra Acquisition Corp. ("Merger Sub"), providing for, among other things, the merger of Merger Sub with and into Zhone (the "Merger"), with Zhone surviving as a wholly-owned subsidiary of Tellium. Immediately following the Merger, the name of the Company will be changed to "Zhone Technologies, Inc."

     The Company and New Enterprise Associates VIII, Limited Partnership ("NEA") desire to enter into this letter agreement to provide for the nomination of certain persons as directors of the Company immediately upon the closing of the Merger.

     1. NOMINATION OF CERTAIN DIRECTORS. At any annual or special meeting called, or in any other action taken (including in connection with the changes in the size and composition of the Board of Directors as contemplated by the Merger Agreement) for the purpose of electing directors to the Company's Board of Directors, the Company agrees to nominate as directors of the Company one nominee designated by NEA who shall initially be Richard Kramlich.

     2. MAXIMUM NOMINEES. At each annual or special meeting called for the purpose of electing directors to the Company's Board of Directors, the Company shall not nominate more persons than there are vacancies, unless and to the extent required by law.

     3. BOARD SIZE. The Company shall not increase the number of directors on the Board beyond nine without the prior written consent of NEA.

     4. VACANCIES. In the event of any vacancy of the directorship designated by NEA, the Company agrees to nominate such person as shall be designated by NEA to fill said vacancies.

     5. NOMINATING COMMITTEE. The Company agrees to direct its Board of Directors to appoint at least one representative of NEA to the Company's Nominating and Corporate Governance Committee, provided that such representative meets the independence and other requirements under applicable law, rules or regulations

     6. TERMINATION. The provisions of this letter agreement shall terminate upon the earliest to occur of any one of the following:

               (a) The liquidation or dissolution of the Company;

               (b) The execution by the Company of a general assignment for the benefit of creditors, the appointment of a receiver or trustee to take possession of the property and assets of the Company or the filing by the Company for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code;

               (c) The occurrence of any of the following events (other than the Merger), provided that the "beneficial owners" (as such term is defined in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder) of the stock of the Company immediately prior thereto shall immediately thereafter own less than fifty percent (50%) of the voting power of the surviving natural person, partnership (whether limited or general), limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative entity ("Person") or an entity that holds eighty percent (80%) or more of the beneficial equity interest in such surviving Person: (i) the merger or consolidation of the Company with or into another Person, (ii) the issuance by the Company of voting securities to another Person, (iii) the sale, transfer or other disposition (but not including a transfer or disposition by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Company or (iv) other transaction;

               (d) At such time that NEA (and its related funds) holds less than fifty percent (50%) of the shares of capital stock issued or issuable to it in connection with the Merger (the "Merger Shares") (PROVIDED THAT, for these purposes, any securities transferred by NEA to, and held by, an affiliated partnership or other affiliated entity or an affiliate or associate of NEA or other entity shall be deemed to be held by NEA), then (i) NEA shall lose the right to designate its nominee and (ii) the Company's obligations set forth in this letter agreement shall terminate.

     6. General.
        -------

          6.1 Waivers and Amendments. No provision of this letter agreement shall be waived, modified or amended without the prior written consent of the Company and NEA.

          6.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

          6.3 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof, and this Agreement shall supersede and cancel all prior agreements between the parties hereto with regard to the subject matter hereof.

     If this letter agreement accurately describes our agreement, please indicate your acceptance and acknowledgement in the space provided below. Thank you for your continued support and cooperation.


                                           Sincerely,

                                           ZHONE TECHNOLOGIES, INC.
                                           (FORMERLY TELLIUM, INC. IMMEDIATELY
                                           PRIOR TO THE CLOSING OF THE MERGER
                                           REFERENCED HEREIN)



                                           By:___________________________

                                           Title:_________________________

ACKNOWLEDGED AND AGREED

NEW ENTERPRISE ASSOCIATES VIII,
LIMITED PARTNERSHIP


By:______________________________



Title:____________________________